UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 17, 2024, Vertical Aerospace Ltd. (the “Company”) issued a press release announcing its financial results for the six month ended June 30, 2024, a copy of which is furnished as Exhibit 99.1 hereto.

Financial Results

The Company’s operating and financial review and prospects with respect to the six months ended June 30, 2024 and unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 and related notes thereto are attached as Exhibits 99.2 and 99.3, respectively, to this Report on Form 6-K. This Report on Form 6-K also attaches Exhibit 101, which contains Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T.

Director Appointments

On September 16, 2024, upon recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Vincent Casey to serve as a director of the Company, effective immediately.

Mr. Casey rejoins the Board as a non-executive director, having previously served as a member of the Board from May 2021 to August 2023 and as the Company’s Chief Financial Officer from November 2020 to February 2023. Mr. Casey is currently the Chief Financial Officer at Ovo Energy, a leading energy supply group that includes one of Europe’s largest independent energy retailers, a company he joined in 2013. He started his career at PricewaterhouseCoopers in their corporate finance team. Mr. Casey has a first class masters in Mechanical Engineering from University of Southampton and is a Chartered Financial Analyst.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may dif er materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6- K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.3 and Exhibits 101.INS, 101.SCH, 101.CAL, 101.LAB, 101.PRE and 101.DEF to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Vertical Aerospace Ltd. dated September 17, 2024
99.2	Operating and financial review and prospects with respect to the six months ended June 30, 2024
99.3	Unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024
101.INS	Inline XBRL Instance Document - the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERTICAL AEROSPACE LTD.

Date: September 17, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer